EXHIBIT 99.1

ASM: TSX/NYSE American

Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

May 10, 2023

Avino Reports Q1 2023 Financial Results;

Realizes Numerous Operational Achievements

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6, "Avino" or "the Company") a growing silver producer in Mexico, released today its consolidated financial results for the Company’s first quarter of 2023. The earnings should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (MD&A) for the corresponding period, which can be viewed on the Company’s website at www.avino.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

First Quarter 2023 Financial Highlights

•	Revenues of $9.8 million, impacted by timing of concentrate shipments
•	Mine operating income of $1.9 million, $2.6 million net of non-cash costs of sales
•	Net loss of $0.4 million, or $Nil per share
•	Cash costs per silver equivalent payable ounce sold[1,2] - $14.22 per ounce
•	All in sustaining cash cost per silver equivalent payable ounce sold[1,2] - $20.17 per ounce
•	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) [3] of $0.3 million
•	Adjusted earnings[3] of $1.1 million, or $0.01 per share
•	Cash provided by operating activities of $0.4 million
•	Cash was drawn down by the $5M final payment to Coeur Mining for the acquisition of La Preciosa and impacted by the timing of concentrate sales

“The quarter was highlighted by steady production levels which increased 48% over Q1 2022.” said David Wolfin, President and CEO, “We presented our updated mineral resource estimate which added significant mineral resources, totalling 368 million silver equivalent ounces across all properties and integrated La Preciosa into one single report. These results indicate decades of tonnage for future production. We also were able to share the results of our comprehensive metallurgical testwork program on the Oxide Tailings Project. We are focused on our clear path to transformational and organic growth, and we remain well-positioned to manage through any near-term pressures arising from an overall economic slowdown. We are focused on delivering the best performance to our shareholders and stakeholders, while executing on our growth plan to become an intermediate silver producer in Mexico.”

Avino Silver & Gold Mines Ltd. – May 10, 2023

Avino Reports Q1 2023 Financial Results;

Realizes Numerous Operational Achievements

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	First Quarter 2023	First Quarter 2022	Change	First Quarter 2023	Fourth Quarter 2022	Change
Financial Operating Performance
Revenues	$9,825	$11,050	-11%	$9,825	$14,649	-33%
Mine operating income (loss)	$1,851	$4,744	-61%	$1,851	$4,356	-58%
Net income (loss)	$(352)	$646	-154%	$(352)	$1,296	-127%
Earnings before interest, taxes and amortization (“EBITDA”)[1]	$286	$2,777	-90%	$286	$3,207	-91%
Adjusted earnings[1]	$1,054	$3,350	-69%	$1,054	$4,026	-74%
Cash flow from operations	$448	$3,450	-87%	$448	$3,320	-87%
Per Share Amounts
Earnings (loss) per share	$(0.00)	$0.01	-100%	$(0.00)	$0.01	-100%
Adjusted earnings[1] per share	$0.01	$0.03	-67%	$0.01	$0.03	-67%
HIGHLIGHTS (Expressed in 000’s of US$)	March 31, 2023	March 31, 2022	Change	March 31, 2023	December 31, 2022	Change
Liquidity & Working Capital
Cash	$2,697	$11,686	-75%	$2,697	11,245	-76%
Working capital	$5,109	$14,528	-58%	$5,109	$8,821	-42%

Operating Highlights and Overview

HIGHLIGHTS (Expressed in US$)	First Quarter 2023	First Quarter 2022	Change	First Quarter 2023	Fourth Quarter 2022	Change
Operating
Tonnes Milled	159,757	111,138	44%	159,757	150,292	6%
Silver Ounces Produced	234,338	164,358	43%	234,338	309,856	-24%
Gold Ounces Produced	2,286	801	185%	2,286	2,426	-6%
Copper Pounds Produced	1,397,637	1,217,349	15%	1,397,637	1,540,851	-9%
Silver Equivalent Ounces[1] Produced	678,247	457,798	48%	678,247	770,127	-12%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	506,727	459,109	10%	506,727	756,636	-33%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$14.22	$11.21	27%	$14.22	$11.76	21%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$20.17	$19.90	10%	$20.17	$18.63	8%

1st Quarter Operational 2023 Highlights

Steady Production in Q1 – The Avino Mine Continues to Deliver

•	Another quarter of strong production results of 678,247 silver equivalent ounces bringing the 12-month trailing total to 2.9 million silver equivalent ounces from the Avino Mine, representing a 48% increase over Q1 2022
•	Mill throughput increased by 44% compared to Q1 2022 to 159,757 tonnes, a further increase of 5% from Q4 2022

Adds Significant Mineral Resources to Total 368 Million Silver Equivalent Ounces Across All Properties

•	The updated mineral resource estimate (“MRE”) includes the Elena Tolosa (“ET”) deposit, the San Gonzalo deposit, and the Oxide Tailings deposit. Inaugural MREs have also been included on the Guadalupe and La Potosina deposits.

Avino Silver & Gold Mines Ltd. – May 10, 2023

Avino Reports Q1 2023 Financial Results;

Realizes Numerous Operational Achievements

•	Avino Property Highlights (Comparisons are to 2020 Mineral Resource Estimate on the Avino Property)
	•	161 million measured and indicated silver equivalent ounces, an increase of 38%, made up of:
	•	70 million silver ounces, an increase of 35%
	•	136.7 thousand copper tonnes, an increase of 18%
	•	596 thousand gold ounces, an increase of 23%, contained in:
	•	34.7 million measured and indicated metric tonnes, increase of 28% overall, also
	•	70 million inferred silver equivalent ounces, an increase of 90%

•	Oxide Tailings Highlights (Comparisons are to 2020 Mineral Resource Estimate on the Avino Property)
	•	5.7 million tonnes of measured and indicated mineral resources, an increase of 407%
	•	17.4 million measured and indicated silver equivalent ounces, an increase of 287%

Favourable Metallurgical Results from the Oxide Tailings Project

•	The metallurgical results from the test work program on its Oxide Tailings Project (“the Project”) have been released. The Project hosts gold and silver from past producing historic operations in an inactive tailings facility located on the Avino property with 5.7 million tonnes of measured and indicated resource grading 95 g/t of silver equivalent. Historically, near surface oxidised material was not recovered well by Avino’s conventional flotation mill, which has created this opportunity for re-processing the tailings with an agitated leaching process.
•	These results will form the basis for the metallurgical analysis of a Pre-Feasibility Study (“PFS”) on the Project.
•	This Project has been in our portfolio for many years and factors prominently into our five-year growth plan to become an intermediate silver producer in Mexico.

Dry-Stack Tailings Facility Completed and Fully Operational

•	The dry-stack tailings facility is now complete and fully operational. During the quarter, a conveyor system was installed and is currently transporting the pressed dry tailings to the Avino open pit area. The dry-stack facility was a top ESG priority and demonstrates a commitment to safety for the community and the environment. In addition, dry-stack tailings require a smaller footprint. A selection of short videos of the facility in operation can be viewed on our website under Videos and Media.

Avino ET Area Drills Results

•	On January 5, 2023, the Company announced assay results from 4 drill holes at Avino Elena Tolosa (“ET”) below the current deepest workings at the mine.
•	This exploration program was designed to test the continuity of the steeply dipping mineralization and to understand the source of the mineralization. As a result, the Avino vein is now known to extend 800 metres downdip. Additionally, it appears that the Avino vein is getting richer in copper as we go deeper with a grade of 1.63% copper over 16.66 metres in Hole ET 22. Geological modelling is ongoing to determine the potential geometry and controls of the mineralization. The 2023 drill program is underway with 8,000 metres planned.
•	During the first quarter, 3,125 metres were drilled.

Avino Silver & Gold Mines Ltd. – May 10, 2023

Avino Reports Q1 2023 Financial Results;

Realizes Numerous Operational Achievements

Capital Expenditures

First quarter cash capital expenditures company-wide were $3.8 million, compared to $0.9 million during Q1 2022, within the range as previously disclosed in the Avino 2023 Outlook press release which can be found here on the Company’s website. This figure also includes exploration expenditures at prospective areas around the Avino Property, such as La Potosina and Guadalupe, which has led to inaugural mineral resource estimates on both deposits. Key capital items included investment into the mobile equipment fleet, with the acquisition of several pieces of underground and surface equipment that will be used for years to come, both at Avino and eventually at La Preciosa.

Pre-Feasibility Study – Oxide Tailings Project

The Pre-Feasibility Study was awarded after completion of the RFP process. The study is expected to be completed by the end of 2023.

ESG Initiatives

Avino continues to create value for all stakeholders and supports the communities in which we operate as we continue ongoing efforts to incorporate principles of sustainability and social responsibility. In line with Avino’s policy of local employment, Mexican nationals account for 100% of the mine work force. Currently there are 456 direct jobs at the mine, which has increased substantially since the restart of operations in 2021, which typically translates to 3 times the number of indirect jobs for services, consultants and suppliers in the surrounding communities and the Durango area.

Qualified Person(s)

Peter Latta, P.Eng, MBA, VP Technical Services, Avino who is a qualified person within the context of National Instrument 43-101 has reviewed and approved the technical data in this news release.

Non-IFRS Measures

The financial results in this news release include references to cash cost per silver equivalent payable ounce, all-in sustaining cash cost per silver equivalent payable ounce, EBITDA, and adjusted earnings/losses, all of which are non-IFRS measures. These measures are used by the Company to manage and evaluate operating performance of the Company’s mining operations and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS. For a reconciliation of non-GAAP and GAAP measures, please refer to the “Non-IFRS Measures” section of the Company’s Management Discussion and Analysis dated May 10, 2023, for the three months ended March 31, 2023, which is incorporated by reference within this news release and is available on SEDAR at www.sedar.com.

Conference Call and Webcast

In addition, the Company will be holding a conference call and webcast on Thursday, May 11, 2023, at 08:00 am PDT (11:00 a.m. EDT). Shareholders, analysts, investors, and media are invited to join the webcast and conference call by logging in here Avino Q1 Financial Results or by dialing the following numbers five to ten minutes prior to the start time.

Toll Free Canada & USA: 1-800-319-4610

Outside of Canada & USA: 1-604-638-5340

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of the La Preciosa property. Avino currently controls mineral resources, as per NI 43-101, that total 368 million silver equivalent ounces, within our district-scale land package. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

Avino Silver & Gold Mines Ltd. – May 10, 2023

Avino Reports Q1 2023 Financial Results;

Realizes Numerous Operational Achievements

ON BEHALF OF THE BOARD

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino Property, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of November 30, 2022, prepared for the Company, and references to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 40-F and other periodic reports that its files with the U.S. Securities and Exchange Commission.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Footnotes:

1. In Q1 2023, AgEq was calculated using metals prices of $22.56 oz Ag, $1,888 oz Au and $4.05 lb Cu. In Q4 2022, AgEq was calculated using metals prices of $21.18 oz Ag, $1,729 oz Au and $3.63 lb Cu. In Q1 2022, AgEq was calculated using metals prices of $23.94 oz Ag, $1,874 oz Au and $4.53 lb Cu Calculated figures may not add up due to rounding.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include adjusted earnings, EBITDA, cash cost per silver equivalent payable ounce and all-in sustaining cash cost per payable ounce. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information.